UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Global Mofy AI Limited (the “Company”) convened on January 5, 2026 at 10:00 a.m., Beijing Time (January 4, 2026, at 9:00 p.m. Eastern Time), at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000, the shareholders of the Company adopted resolutions approving all of the seven proposals considered at the Meeting. A total of 9,861,255 Class A Ordinary Shares, par value $0.00003 per share of the Company, each of which is entitled to one vote per share, and 3,603,365 Class B Ordinary Shares, par value $0.00003 per share of the Company, each of which is entitled to twenty votes per share, collectively representing 81,928,555 voting power, accounting for 78.38% of the total voting power exercisable as of December 5, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes, in voting power, were as follows:

1.	Proposal One – Appointment of Golden Ocean FAC PAC

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: By an ordinary resolution, that the appointment of Golden Ocean FAC PAC as the Company’s independent registered public accounting firm for the fiscal year ending on September 30, 2025 be confirmed, ratified and approved.	81,871,209.4	18,615	360.5

2.	Proposal Two – Re-election of Directors

Resolution(s)		For	Against	Withheld/Abstain
Proposal Two: By an ordinary resolution, to re-elect Haogang Yang, Chen CHEN, Jie Zhang, Rui DONG, and Xiaohong Qi as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association.
●	Haogang Yang	81,870,706.2	19,391.1	87.5
●	Chen CHEN	81,871,071.2	19,026.1	87.5
●	Jie Zhang	81,871,290.4	18,807	87.5
●	Rui DONG	81,871,160.4	18,937	87.5
●	Xiaohong Qi	81,871,290.4	18,807	87.5

3.	Proposal Three – the Adoption of the Fourth Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/Abstain
Proposal Three: By a special resolution, to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association to, among other things: (i) remove the requirement for unanimous written resolutions to be passed for ordinary resolutions; (ii) enable directors to deal with fractional shares resulting from share consolidations; (iii) reduce the notice period for general meetings to five (5) clear days; (iv) enable directors to determine the time or place for the adjourned meeting; (v) grant a second or casting vote to the chairman of a general meeting in the case of an equality of votes; (vi) regulate permissible directors’ interests and disclosure; (vii) enable directors to receive remuneration for their services and reimbursement of expenses incurred in the Company’s business; (viii) change the financial year end of the Company to 30 September; and (ix) make other consequential and administrative updates.	81,855,939.2	33,910.1	335.5

4.	Proposal Four – Approval of Share Consolidations

Resolution(s)	For	Against	Withheld/Abstain
Proposal four: By an ordinary resolution, that

A. conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i. all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years after the date of the Meeting (each a “Share Consolidation” and collectively, the “Share Consolidations”) in each case, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided always, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii.  no fractional shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; and

iii. any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

	81,865,297.7	24,888.2	0

5.	Proposal Five – Approve the Share Capital Increase

Resolution(s)	For	Against	Withheld/Abstain
Proposal Five: By an ordinary resolution, (A) conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine at any one time during a period of up to three (3) years from the date of the Meeting, that the Company’s authorized share capital is hereby authorized to be increased from US$1,020,000 divided into 30,000,000,000 Class A ordinary shares of par value US$0.00003 each, and 4,000,000,000 Class B ordinary shares of par value US$0.00003 each, up to a maximum of US$100,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value as a result of the Share Consolidation(s) (if any) at a ratio of 7.5 Class A ordinary shares for every 1 Class B ordinary share (the “Share Capital Increase”), and (B) any one director or officer of the Company be and is hereby authorised for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Capital Increase, if and when deemed advisable by the Board in its sole discretion.	81,851,998.2	37,934	252.6

6.	Proposal Six – Adoption of Further Amended and Restated Memorandum and Articles of Association to Reflect the Share Consolidation and/or Share Capital Increase

Resolution(s)	For	Against	Withheld/Abstain
Proposal Six: By a special resolution, subject to and immediately following a Share Consolidation and/or the Share Capital Increase being effected, to adopt a further Amended and Restated Memorandum of Association of the Company, in substitution for, and to the entire exclusion of, the Amended and Restated Memorandum of Association of the Company then currently in effect, to reflect the relevant Share Consolidation and/or the Share Capital Increase.	81,851,815.1	75,563.2	1,176.4

7.	Proposal Seven – Adjournment of the Meeting

Resolution(s)	For	Against	Withheld/Abstain
Proposal Seven: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six.	81,856,227.7	33,921.6	35.5

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: January 9, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board